SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 October 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 12 October 2020 re: Director/PDMR Shareholding

12 October 2020

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Sharesave Scheme 2020 Option to Acquire Shares
The Group announces that an option to acquire Shares was granted on 9 October 2020 under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 24.25 pence per Share to the following PDMRs:

Name	Number of Sharesave Options
António Horta-Osório	29,690
William Chalmers	46,317
Antonio Lorenzo	46,317
David Oldfield	46,317
Janet Pope	29,690

Monthly Partnership and Matching Shares
This announcement also includes details in respect of the monthly acquisition of Partnership Shares and award of Matching Shares under the Group's Share Incentive Plan ("SIP"), made on 9 October 2020, in respect of those PDMRs who are participants in the SIP.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted over Ordinary Shares of 10p under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 24.25 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.2425	29,690

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.2838	528
	Matching Award	GBP00.0000	158

d)	Aggregated information - Aggregated volume - Price	686 See 4(c)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted over Ordinary Shares of 10p under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 24.25 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.2425	46,317

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted over Ordinary Shares of 10p under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 24.25 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.2425	46,317

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.2838	528
	Matching Award	GBP00.0000	158

d)	Aggregated information - Aggregated volume - Price	686 See 4(c)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.2838	106
	Matching Award	GBP00.0000	158

d)	Aggregated information - Aggregated volume - Price	264 See 4(c)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted over Ordinary Shares of 10p under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 24.25 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.2425	46,317

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted over Ordinary Shares of 10p under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 24.25 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.2425	29,690

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.2838	440
	Matching Award	GBP00.0000	158

d)	Aggregated information - Aggregated volume - Price	598 See 4(c)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.2838	529
	Matching Award	GBP00.0000	158

d)	Aggregated information - Aggregated volume - Price	687 See 4(c)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.2838	105
	Matching Award	GBP00.0000	156

d)	Aggregated information - Aggregated volume - Price	261 See 4(c)
e)	Date of the transaction	9 October 2020
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 12 October 2020